December 18, 2024

Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707-5913

       Re: First American Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated December 9, 2024
           File No. 001-34580
Dear Mark E. Seaton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance